METALLURGICAL RESEARCH AND ASSAY LABORATORY
                            745 SUNSET RD., SUITE 8
                              HENDERSON, NV 89015
                                  702-565-0074
                                 June 25, 1997

                               Mr. W. Dale McGhie
                               1539 Vassar Street
                                 Reno, NV 89502

Dear Mr. McGhie:

         In response to your request as to Peoples Mining Company's ability to process dore bars and sell them for more than the cost of making them. It is my opinion, that if HCCA's Peoples Mining can recover approximately 80% of the values, and if they have 800,000 tons of this material as represented, then by using the current prices ( 3/21/97 ) of precious and rare earth metals present, they can expect a gross profit.
         The plasma furnace will smelt 1/4 ton of ore per hour at a cost of approximately $700 per hour. Using the metal values given, peoples Mining has $13,600 per ton of ore. If 80% is recovered to sell in a dore bar to a refinery Peoples can expect to receive $10,900 per processed ton or ore. The direct cost of recovery should not exceed $3000 per ton. Peoples should have a gross profit of over $7900 per treated ton of ore.
         The length of time to process 500,000 tons of ore is mostly dependent on Peoples ability to purchase a number of plasma furnaces at a cost of approximately $500,000 per unit.
         Therefore based on the above, it is my opinion that the value of the ore in its current state would be almost $4,000,000,000.

         Sincerely,

         [unsigned]

         Donald E. Jordan

If you need any additional information please call us at the above number.

Thank you.

                                                    Sincerely,

                                               /s/ Donald E. Jordan

Donald E. Jordan